UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of SFL Corporation Ltd. ("SFL" or the "Company"), dated November 11, 2025, announcing preliminary financial results for the quarter ended September 30, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL Corporation Ltd.

Date: November 12, 2025	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	SFL Management AS
(Principal Executive Officer)

Preliminary Earnings Release

Q3 2025

SFL Corporation Ltd.

Preliminary Q3 2025 results and quarterly cash dividend of $0.20 per share

Hamilton, Bermuda, November 11, 2025, SFL Corporation Ltd. (“SFL” or the “Company”) today announced preliminary financial results for the quarter ended September 30, 2025, and its 87th consecutive quarterly dividend.

Highlights
•87th consecutive quarterly dividend declared: $0.20 per share
•Total operating revenues of $178 million, of which approximately 86% of charter hire from shipping and 14% from energy
•Adjusted EBITDA1 of $113 million, including $8 million from associated companies
•Reported net income of $8.6 million, or $0.07 per share
•Continuous fleet optimization with the sale of older dry bulk and container vessels and efficiency upgrades on multiple modern vessels

Quarterly Dividend

The Board of Directors has declared a quarterly cash dividend of $0.20 per share. This is the 87th consecutive quarterly dividend and will be paid on or around December 29, 2025. The record date and ex-dividend date on the New York Stock Exchange will be on December 12, 2025.

Results for the Quarter ended September 30, 2025

The Company reported total U.S. GAAP operating revenues on a consolidated basis of approximately $178 million in the third quarter of 2025. This figure is lower than the cash received as it excludes approximately $8 million of charter hire which is not classified as operating revenues pursuant to U.S. GAAP, but as ‘investment in associates’ for accounting purposes.

The net result in the third quarter was impacted by non-recurring or non-cash items, including net gain on sale of assets of $0.3 million, negative mark-to-market effects from hedging derivatives of $1.1 million, positive mark-to-market effects from equity investments of $0.6 million and a decrease of $0.4 million on credit loss provisions.

Reported net income pursuant to U.S. GAAP for the third quarter was $8.6 million, or $0.07 per share.

Business Update

As of September 30, 2025 the estimated contracted fixed rate charter backlog3 from the Company’s fleet of vessels including newbuildings under construction was approximately $4.0 billion with a weighted remaining charter term of 6.5 years. Approximately 67% of the fixed rate charter backlog is to customers with an investment grade credit rating, illustrating the strength of our charter portfolio.

1 ‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest and capital payments.
2 Charter hire represents the amounts billable in the period by the Company and its associates for chartering out vessels and rigs. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional billable income, including profit share and attributable mobilization fees, if any. Long term charter hire relates to contracts undertaken for a period greater than one year. Short term charter hire relates to contracts undertaken for a period less than one year, including voyage charters.
3 Fixed rate backlog as of September 30, 2025 includes fully owned vessels, rigs and 100 % of four partially owned 19,000 teu container vessels, which SFL also manages. It also includes subsequent transactions. The contracted fixed rate charter backlog excludes charterers’ extension options.

SFL is committed to efficiency and sustainability and has carried out a comprehensive vessel retrofit and upgrade program in close cooperation with customers. These projects enhance vessel performance and reduce environmental impact, and total investments since 2023 have reached nearly $100 million, including ongoing projects. The Company has also invested significant amounts in vessels with LNG dual-fuel capability, including newbuilds on order.

The Company owns two energy assets, including the harsh environment jack-up drilling rig Linus, which is on a long-term charter with ConocoPhillips in Norway until May 2029, and the ultra-deepwater, harsh environment drilling rig Hercules, which remains warm stacked pending new drilling contracts.

In the third quarter of 2025, the Company’s fleet generated gross charter hire4 of $179 million, including approximately $1.8 million of profit share.

	Q3 2025			Q2 2025
	Charter hire[4]	Operating days[5]	Utilization[6]	Charter hire[4]	Operating days[5]	Utilization[6]
Container	$82m	2,301	100%	$82m	2,899	98%
Car Carrier	$23m	610	95%	$26m	630	99%
Tanker	$44m	1,640	99%	$41m	1,579	96%
Bulker	$6m	368	98%	$19m	1,274	100%
Energy	$24m	92	50%	$26m	91	50%

Financing and Capital Expenditure

As of September 30, 2025, cash and cash equivalents amounted to $278 million. In addition, the Company had approximately $44 million available under undrawn credit lines.

The Company has five 16,800 teu container vessels under construction with scheduled delivery in 2028 and remaining capital expenditures of approximately $850 million. These remaining yard instalments are due closer to delivery and expected to be financed by pre- and post-delivery credit facilities. The vessels are chartered out on ten year time charters commencing immediately upon their respective deliveries.

The Company also had approximately $28 million in remaining capital expenditure relating to upgrades on existing assets.

Corporate and Other Matters

The Company’s Board of Directors has authorized the repurchase of up to an aggregate of $100 million of the Company's common shares from time to time, valid until June 2026, with approximately $80 million remaining under the program.

The Company also has dividend reinvestment (“DRIP”) and “at-the-market” (“ATM”) offering programs, pursuant to which it may sell up to 10 million and $100 million of its common shares, respectively, from time to time.

4 Charter hire represents the amounts billable in the period by the Company and its associates for chartering out vessels and rigs. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional billable income, including profit share and attributable mobilization fees, if any. Long term charter hire relates to contracts undertaken for a period greater than one year. Short term charter hire relates to contracts undertaken for a period less than one year, including voyage charters.
5 For vessels “operating days” equals calendar days less days for technical off hire, dry dock or yard stay. For rigs “operating days” equals days on rate or in transit covered by mobilisation fees less days off hire and time spent in port not on drilling rate.
6 Utilization means Operating days divided by calendar days.

Any of the above referenced transactions, including sale or repurchase of shares will be at the discretion of the Company and the timing, including the amount of any sale or repurchase of shares, as applicable, will depend on, among other things, legal requirements, market conditions, stock price, alternative uses of capital, capital availability, and other factors. SFL is not obligated under the terms of any board authorization, including in respect of an ATM, a DRIP or a share repurchase program, to issue, sell or repurchase any number of shares and the foregoing may be amended, suspended or reinstated at any time at the Company's discretion and without further notice.

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, inflationary pressures and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates, general market conditions in the seaborne transportation industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values, the supply of and demand for oil and oil products and vessels, including drilling rigs, comparable to ours, including against the background of the possibility of accelerated climate change transition worldwide, including shifts in consumer demand for other energy resources could have an accelerated negative effect on the demand for oil and thus its transportation and drilling, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods and resulting changes to trade patterns, technological innovation in the sectors in which we operate and quality and efficiency requirements from customers, increased inspection procedures and more restrictive import and export controls, changes in the Company’s operating expenses, including bunker prices, dry docking and insurance costs, performance of the Company’s charterers and other counterparties with whom the Company deals, the impact of any restructuring of the counterparties with whom the Company deals, timely delivery of vessels under construction within the contracted price, governmental laws and regulations, including environmental regulations, that add to our costs or the costs of our customers, potential liability from future litigation, including litigation related to claims raised by public-interest organizations or activism with regard to failure to adapt or mitigate climate impact, world events, political instability, international sanctions or international hostilities, and potential physical disruption of shipping routes as a result thereof, the impact of restrictions on trade, including the imposition of new tariffs, port fees and other important restrictions, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission. SFL disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

November 11, 2025

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

Questions may be directed to SFL Management AS:

Espen Nilsen Gjøsund, Vice President - Investor Relations: +47 47500500
André Reppen, Chief Treasurer & Senior Vice President: +47 23114055
Aksel C. Olesen, Chief Financial Officer: +47 23114036

For more information about SFL, please visit the Company’s website: www.sflcorp.com

SFL CORPORATION LTD.
THIRD QUARTER 2025 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Sep 30,	Jun 30,	2024
except per share data)	2025	2025	(audited)

Charter revenues: sales-type leases (excluding charter hire treated as Repayments)(1)	31	449	2,439
Charter revenues: operating leases and rig revenue contracts	173,399	186,943	874,943
Profit share income	1,809	1,135	16,679
Other operating income	2,968	4,061	10,343
Total operating revenues	178,207	192,588	904,404
Gain on sale of vessels	288	4,242	5,374

Vessel and rig operating expenses	(68,914)	(86,106)	(343,303)
Administrative expenses	(3,933)	(4,377)	(20,577)
Depreciation	(56,927)	(60,864)	(239,181)
Total operating expenses	(129,774)	(151,347)	(603,061)

Operating income	48,721	45,483	306,717

Results in associates	608	521	2,798
Interest income from associates	1,150	1,138	4,576
Interest income, other	3,029	1,953	9,189
Interest expense	(45,522)	(45,860)	(182,985)
Interest and valuation (loss)/gain on non-designated derivatives	(246)	(1,577)	276
Gain/(loss) on investments in debt and equity securities	558	(966)	(854)
Other financial items	202	1,235	1,567
Taxes	133	(467)	(10,631)
Net income	8,633	1,460	130,653

Basic earnings per share ($)	0.07	0.01	1.01

Weighted average number of shares(2)	132,752,459	132,795,231	129,391,084
Common shares outstanding(2)	132,797,785	132,737,785	133,943,382
(1)‘Charter revenues: sales-type leases’ are reported net of charter hire classified as ‘Repayment of Investment in sales-type leases’ under US GAAP, which for the three months ended September 30, 2025 was $0.0 million (three months ended June 30, 2025: $2.0 million; full year 2024: $8.6 million).
(2)The weighted average number of shares and the number of common shares outstanding excludes approximately 11.8 million shares issued by SFL as part of share lending arrangements and 2.3 million shares held by SFL as treasury stock. The shares are owned by SFL, thus they are excluded in the calculation of earnings per share.

SFL CORPORATION LTD.
THIRD QUARTER 2025 REPORT (UNAUDITED)

BALANCE SHEET	Sep 30,	Jun 30,	Dec 31, 2024
(in thousands of $)	2025	2025	(audited)

ASSETS
Short term
Cash and cash equivalents(1)	278,231	155,820	134,551
Investment in marketable securities	3,448	2,859	3,736
Amount due from related parties	6,029	7,567	5,201
Investment in sales-type leases, current portion	—	4,450	35,135
Other current assets	92,892	113,037	137,395

Long term
Vessels, rigs and equipment, net	3,209,225	3,417,008	3,552,298
Capital improvements, newbuildings and vessel deposits	184,433	174,584	162,254
Investment in associates(2)	15,955	16,074	16,382
Amount due from related parties, long term(2)	45,000	45,000	45,000
Other long term assets	15,398	15,517	15,817

Total assets	3,850,611	3,951,916	4,107,769

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	813,119	825,178	689,045
Amount due to related parties	2,021	1,809	1,296
Other current liabilities	89,072	115,499	137,516

Long term
Long term interest bearing debt, net of deferred charges	1,947,419	1,993,310	2,150,417
Other long term liabilities	7,388	6,806	1,073

Stockholders’ equity	991,592	1,009,314	1,128,422

Total liabilities and stockholders’ equity	3,850,611	3,951,916	4,107,769
(1)Not including cash held by affiliates accounted for as ‘Investment in associates’.
(2)One of our affiliates was accounted for as ‘Investment in associates’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associates’ and any loans from the Company to the affiliate included within ‘Amount due from related parties, long term’.

SFL CORPORATION LTD.
THIRD QUARTER 2025 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Sep 30,	Jun 30,	2024
	2025	2025	(audited)
OPERATING ACTIVITIES
Net income	8,633	1,460	130,653
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	59,082	62,747	245,699
Adjustment of derivatives to fair value recognised in net income	1,063	2,374	4,708
(Gain)/loss on investments in debt and equity securities	(558)	966	854
Results in associates	(608)	(521)	(2,798)
Gain on sale of assets and termination of charters	(288)	(4,242)	(5,374)
Repayment of investment in sales-type leases	—	2,035	8,640
Other, net	3,428	2,679	(84)
Change in operating assets and liabilities	(3,911)	2,638	(12,437)
Net cash provided by operating activities	66,841	70,136	369,861

INVESTING ACTIVITIES
Purchase of vessels, capital improvements, newbuildings and deposits	(18,258)	(28,002)	(644,859)
Proceeds from sale of vessels and termination of charters	163,361	46,127	22,744
Cash received from associates	—	—	2,810
Collateral deposits returned on swap agreements and other assets	—	—	1,800
Net cash provided by/(used in) investing activities	145,103	18,125	(617,505)

FINANCING ACTIVITIES
Repayment of finance lease liabilities	—	—	(419,341)
Proceeds from long and short term debt	—	90,685	1,398,389
Repayment of long and short term debt	(62,645)	(155,245)	(556,730)
Repurchase of Company bonds	—	—	(133,117)
Expenses paid in connection with securing finance	(339)	(29)	(13,723)
Net cash flows on swaps	—	—	(16,534)
Cash received/(paid) for shares issued or repurchased	—	(5,963)	96,250
Cash dividends paid	(26,549)	(35,834)	(138,491)
Net cash provided by/(used in) financing activities	(89,533)	(106,386)	216,703

Net increase/ (decrease) in cash and cash equivalents	122,411	(18,125)	(30,941)
Cash and cash equivalents at beginning of period	155,820	173,945	165,492
Cash and cash equivalents at end of period	278,231	155,820	134,551

ASSOCIATED COMPANIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
THIRD QUARTER 2025 (UNAUDITED)

Condensed income statement data for the three months ended September 30, 2025

River Box
(in thousands of $)	Holding Inc
Ownership share presented	49.9%
Charter revenues - direct financing leases (net of charter hire treated as Repayment of investment in direct financing leases)(1)	4,079
Interest expense, related party(2)	(574)
Interest expense, other	(2,919)
Other items	22
Net income (3)	608
(1)‘Charter revenues – direct financing leases’ are reported net of charter hire classified as ‘Repayment of investment in direct financing leases’ under US GAAP, which for the three months ended September 30, 2025 was $3.8 million.
(2)‘Interest expense, related party’ from this affiliate is included in the Company’s consolidated income statement as ‘Interest income from associates’. For the three months ended September 30, 2025, the Company recorded approximately $1.2 million from this associate. In the above table, the Company's 49.9% share of River Box Holding’s income statement is shown.
(3)‘Net income’ from this affiliate appears in the Company’s consolidated income statement as ‘Results in associates’

Condensed balance sheet data as of September 30, 2025

River Box
(in thousands of $)	Holding Inc (1)
Ownership share presented	49.9%
Cash and cash equivalents	2,599
Investment in direct financing leases including current portion	209,805
Total assets	212,404

Short term and long term portions of lease liability	172,587
Other current liabilities	1,407

Long term loans from shareholders, net(2)	22,455

Stockholder's equity(3)	15,955

Total liabilities and stockholder's equity	212,404
(1)The numbers represent the Company's relative share of 49.9% in River Box Holding Inc
(2)The Company has a $45.0 million loan to River Box included within ‘Amount due from related parties, long term’. In the above table, the Company's 49.9 % share of River Box Holding’s balance sheet is shown
(3)‘Stockholder’s equity’ from affiliates appears in the Company’s consolidated balance sheet as ‘Investment in associates’

SFL CORPORATION LTD.
THIRD QUARTER 2025 (UNAUDITED)

Shipping and Energy condensed income statement data for the three months ended September 30, 2025

INCOME STATEMENT
(in thousands of $)	Shipping	Energy	Total
Total operating revenues	153,807	24,400	178,207
Gain on sale of vessels	288	—	288
Total operating expenses	(93,896)	(35,878)	(129,774)
Operating income/(loss)	60,199	(11,478)	48,721

Interest expense	(39,064)	(6,458)	(45,522)
Other non-operating items	4,997	304	5,301
Taxes	—	133	133
Net income/(loss)	26,132	(17,499)	8,633

APPENDIX 1: RECONCILIATION OF ADJUSTED EBITDA
THIRD QUARTER 2025 (UNAUDITED)

Adjusted EBITDA data for the three months ended September 30, 2025

ADJUSTED EBITDA	Shipping	Energy	Total	49.9% owned
(in thousands of $)				associates

Net cash provided by/(used in) operating activities	71,152	(4,311)	66,841	4,358
Non cash movements in other assets and liabilities	(1,445)	1,715	270	3
Interest related to Non- Designated Derivatives	(817)	—	(817)	—
Interest expense excl. amortization of deferred charges	37,325	6,056	43,381	2,919
Interest income, other	(2,529)	(430)	(2,959)	—
Interest (income)/expense from associates	(1,150)	—	(1,150)	574

Adjusted EBITDA (1)	102,536	3,030	105,566	7,854
(1)‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest and capital payments